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United States Securities and Exchange Commission
Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 2, 2003

FIRST INDIANA CORPORATION

(Exact name of registrant as specified in its charter)

Indiana	35-1692825
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

135 North Pennsylvania Street, Indianapolis, IN	46204
(Address of principal executive office)	(Zip Code)

(317) 269-1200

(Registrant's telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

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Item 5. Other Events and Regulation FD Disclosure

On April 2, 2003, First Indiana Corporation (First Indiana) announced a conference call to be held on Wednesday, April 16, 2003.

Pursuant to General Instruction F to Form 8-K, the press release issued April 2, 2003 concerning this financial data is incorporated herein by reference and is attached hereto as Exhibit 20.

Item 7. Financial Statements and Exhibits

(c) Exhibits

Exhibit No.   Exhibit
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20   Press Release dated April 2, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Indiana Corporation

Date: April 2, 2003   By: /s/ William J. Brunner
                                    William J. Brunner
                                    Chief Financial Officer